To announce the Company's February 2013 revenues

Date of events: 2013/03/11

Contents:

1. Date of occurrence of the event:2013/03/11

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter "head office" or "subsidiaries"):Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom today announced a 6.6% year-over-year increase in unaudited consolidated revenue to NT$19.25 billion for February 2013. Operating income increased by 31.6% to NT$4.55 billion. Income before income tax increased by 27.7% to NT$4.64 billion. Net income attributable to owners of the parent increased by 27.5% to NT$3.74 billion, and EPS was NT$0.48. Although mobile voice revenue decreased by 3.4% attributed to the market competition and the NCC's mandated tariff reduction, mobile communications business revenue increased 8.9% year-over-year, mainly due to the growth of mobile value-added service revenue of 46.6% and the hot selling of smartphones which increased handset sales by 6.3%. Broadband access revenue increased by 7.5% mainly due to the continual migration of ADSL subscribers to fiber service. HiNet ISP service revenue also increased by 4.5% year over year. For traditional fixed line services, owing to more working days in January year-over-year ( the Chinese New Year was in January for 2012), local, domestic long distance and international long distance service revenue increased by 0.4%, 10.6% and 11.1%, respectively. Operating costs and expenses increased year-over-year, mainly due to the increase in costs of goods sold owing to the hot selling of smartphones.

6. Countermeasures: None

7. Any other matters that need to be specified: None